Filed Pursuant To Rule 424(b)(5)
Registration No. 333-262226

PROSPECTUS SUPPLEMENT DATED AUGUST 11, 2023

(To Prospectus Supplement dated April 26, 2022

and accompanying Prospectus dated February 4, 2022)

TeraWulf Inc.

Up to $200,000,000

Common Stock

This supplement is being filed to amend and supplement the information in that certain prospectus supplement, dated April 26, 2022 (the “prospectus supplement”), and the accompanying prospectus dated February 4, 2022, relating to the issuance and sale of shares of our common stock, par value $0.001 per share (the “common stock”), having an aggregate gross sales price of up to $200,000,000 (the “ATM Program”), from time to time through or to our sales agents, Cantor Fitzgerald & Co. and B. Riley Securities, Inc. (the “Continuing Sales Agents”), and D.A. Davidson & Co. (“D.A. Davidson”), acting as sales agent or principal, by means of sales of our common stock on The Nasdaq Stock Market LLC (“Nasdaq”) in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This supplement shall be read in conjunction with the prospectus supplement and the accompanying prospectus. Except as set forth herein, the prospectus supplement remains unchanged.

We and D.A. Davidson mutually agreed pursuant to a notice of termination, dated August 7, 2023 (the “Termination”), that as of the date thereof D.A. Davidson would no longer participate as a sales agent under the ATM Program. We then entered into that certain amendment, dated as of August 11, 2023, by and among the Continuing Sales Agents, Northland Securities, Inc. (“Northland”), Compass Point Research & Trading, LLC (“Compass Point”) and us (the “Amendment”), of that certain Sales Agreement, dated April 26, 2022, by and among us, the Continuing Sales Agents and D.A. Davidson (the “Original Agreement”). This supplement is being filed to reflect the Termination and the Amendment. Accordingly, each reference to the term “sale agent”, “sales agents”, “principal”, “Agent”, or “Agents” in the prospectus supplement is hereby amended to include each of Northland and Compass Point in its capacity as sales agent and to remove D.A. Davidson in its capacity as sales agent. Each reference to the term “Sales Agreement” in the prospectus supplement is hereby amended to refer to the Original Agreement as amended by the Amendment.

We intend to use the net proceeds, if any, from the sale of shares of our common stock offered by this supplement, the prospectus supplement and the accompanying prospectus for general corporate purposes, which may include, among other things: debt repayment, repurchases of shares of our common stock, working capital and/or capital expenditures. We may also use such proceeds to fund acquisitions of businesses, assets or technologies that complement our current business. See “Use of Proceeds” in the prospectus supplement.

As of the date of this supplement, we have sold approximately 9,582,867 shares of our common stock under the ATM Program for proceeds before commissions of approximately $25.6 million, leaving approximately $174.4 million available to be offered by this supplement, the prospectus supplement and the accompanying prospectus. Our common stock trades on the Nasdaq under the symbol “WULF.” On August 10, 2023, the last reported sale price of our common stock on the Nasdaq was $2.51 per share.

Investing in our common stock involves significant risks. You should carefully read and consider the “Risk Factors” beginning on page S-3 of the prospectus supplement and the risk factors that are incorporated by reference into the prospectus supplement and the accompanying prospectus from our filings made with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended, for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of our common stock or determined if this supplement, the prospectus supplement, or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Cantor	B. Riley Securities	Northland Securities

Compass Point

The date of this prospectus supplement is August 11, 2023.

In addition, the following paragraph shall replace, in its entirety, the first paragraph under the heading “Plan of Distribution” in the prospectus supplement as follows:

We have entered into the Sales Agreement with Cantor Fitzgerald & Co., B. Riley Securities, Inc., Northland Securities, Inc. and Compass Point Research & Trading, LLC, as amended, pursuant to which we may issue and sell shares of our Common Stock having an aggregate gross sales price of up to $200,000,000 from time to time through or to the applicable Agent, acting as sales agent or principal. The original Sales Agreement was filed as Exhibit 1.1 to the current report on Form 8-K filed with the SEC on April 26, 2022 and is incorporated by reference into this prospectus supplement.

The following paragraph shall also replace, in its entirety, the penultimate paragraph under the heading “Plan of Distribution” in the prospectus supplement as follows:

The Agents and/or one or more of their respective affiliates have provided, currently provide and/or may in the future provide investment banking services and other financial services to us that are unrelated to the services provided as Agents under the Sales Agreement, for which they have received, continue to receive, and/or may in the future receive compensation from us in addition to commissions and other compensation received for acting as an Agent under the Sales Agreement. To the extent required by Regulation M, the Agents will not engage in any market making activities involving our Common Stock while the offering is ongoing under this prospectus supplement.

In addition, the following section of the prospectus supplement is hereby amended and restated as follows:

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters will be passed upon for us by Reed Smith LLP, New York, New York. Certain legal matters will be passed upon for the Agents by Duane Morris LLP, New York, New York.